As filed with the Securities and Exchange Commission on April 1, 2026

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley China A Share Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley China A Share Fund, Inc.

(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

617468103

(CUSIP Number of Class of Securities)

1585 Broadway

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Deidre E. Walsh, Esq.
1 Post Office Square

Boston, Massachusetts 02109
(Name and Address of Agent for Service)

Copies to:

Mark F. Parise, Esq. Morgan, Lewis and Bockius LLP One State Street Hartford, CT 06103	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.       ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Morgan Stanley China A Share Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on March 3, 2026 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated March 3, 2026.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Stockholders.*
(a)(2)	None.
(a)(5)	Text of press release dated and issued on December 5, 2025.*
(a)(6)	Text of press release dated and issued on April 1, 2026. (filed herewith)
(b)	None.
(d)	None.
(g)	None.
107	Filing Fee Table.*

*            Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on March 3, 2026.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY CHINA A SHARE FUND, INC.

/s/ Deidre E. Walsh
Name: Deidre E. Walsh
Title: Secretary

Dated: April 1, 2026